Exhibit 1

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

MI DEVELOPMENTS ANNOUNCES
APPOINTMENT OF CHIEF OPERATING OFFICER,
TORONTO STOCK EXCHANGE APPROVAL FOR
NORMAL COURSE ISSUER BID AND
AMENDMENTS TO BRIDGE LOAN WITH MAGNA ENTERTAINMENT

September 29, 2006, Aurora, Ontario, Canada — MI Developments Inc. (MID) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that it has appointed Don Cameron as its Chief Operating Officer. Mr. Cameron has over thirty-five years of experience in real estate development and banking. For the past two years, Mr. Cameron has worked as a consultant to MID. John Simonetti, MID's Chief Executive Officer, stated, "Don has already provided significant value to MID over the past two years as a consultant and I am pleased that he has agreed to join us as Chief Operating Officer. I am confident that Don's extensive and varied real estate background will be of great assistance to MID as we continue to work to expand and diversify our real estate portfolio."

Normal Course Issuer Bid

MID also announced that the Toronto Stock Exchange (TSX) has accepted the notice filed by MID of its intention to make a normal course issuer bid for its Class A Subordinate Voting Shares through the facilities of the TSX and the New York Stock Exchange.

Pursuant to the terms of its normal course issuer bid, MID may, during the 12-month period commencing October 4, 2006 and ending October 3, 2007 purchase for cancellation up to a total of 3,257,895 Class A Subordinate Voting Shares, being 10% of the "public float" of the Class A Subordinate Voting Shares. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition. Depending upon future price movements and other factors, MID believes that its Class A Subordinate Voting Shares may from time to time represent an attractive investment alternative for MID and a desirable use of any available funds.

As at September 15, 2006, there were 47,742,083 Class A Subordinate Voting Shares outstanding, with a public float of 32,578,951 Class A Subordinate Voting Shares. During the past 12 months, MID did not purchase any Class A Subordinate Voting Shares.

Amendments to Bridge Loan with Magna Entertainment

MID also announced that a subsidiary of MID has made available to Magna Entertainment Corp. (MEC) (TSX: MEC.A; NASDAQ: MECA) US$19 million of increased funding under the existing bridge loan facility. The funds will be used by MEC solely to fund (i) operations and financing activities (including mandatory interest and principal repayments on debt), (ii) maintenance capital expenditures (including amounts required for compliance with environmental or health and safety laws and amounts required by any administrative or governmental authority) and (iii) capital expenditures required pursuant to the terms of MEC's joint venture arrangements with Forest City Enterprises, Inc. and Caruso Affiliated.

Mr. Simonetti stated, "MEC announced on September 27, 2006 that The Meadows racetrack has been approved for a conditional slots license and that it expects to complete the closing of the sale of The Meadows, and receive proceeds of US$175 million, in early November. This represents an important step for MEC as virtually all of those proceeds will be used to reduce its debt. However, MEC's business is seasonal and MEC requires additional short-term funding as it continues to restructure its operations and recapitalize its balance sheet. Given the importance to MID of our investment in MEC, we are making available an additional tranche under the bridge loan as we continue to work with MEC on initiatives intended to better position MEC to execute its strategic plan."

MEC is required to use the proceeds from the sale of The Meadows to fully repay the bridge loan, including the additional funding announced today. In the event that MEC does not complete its sale of The Meadows as scheduled, the interest rate for all outstanding and future amounts under the bridge loan will be increased by 250 basis points per annum.

MID will receive an arrangement fee of US$190,000 in connection with the amendments to the bridge loan. All other material terms and conditions of the bridge loan remain the same.

The bridge loan amendments were approved by the MID Board based on, among other things, a recommendation from a Special Committee of independent directors of MID.

About MID

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of our income-producing properties are currently under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information about this press release, please contact Richard Crofts, MID's Executive Vice-President, Corporate Development, General Counsel & Secretary, at (905) 726-7192.

Forward-Looking Statements

The contents of this press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's proposed reorganization or its other future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2005, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2005. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.